Exhibit 99.1

Market Announcement September 20, 2023

Advanced Health Intelligence Signs Letter of Intent to
Develop and Deploy a Digital Underwriting Solution
For the Insurance Industry

Highlights

●	AHI signs a letter of Intent with Unisure.

●	SCOR and Unisure to collaborate with AHI.

●	SCOR is one of the world’s largest Reinsurers.

●	AHI will deploy a digital underwriting capability using AHI’s Biometric Health Assessment.

●	AHI is to Digitise phenotypical Biometric data for insurance underwriting purposes.

South Perth, Australia September 20, 2023 - Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“AHI” or “the Company”) is pleased to inform shareholders that the Company has entered a Letter of Intent (LOI) with UK-based Unisure Group to design, develop and deploy the AHI Biometric Health Assessment (BHA).

The LOI is a result of exploratory discussions between AHI, SCOR and Unisure over several months, resulting in SCOR partnering with Unisure to develop and deploy the digital application with AHI.

Unisure and AHI have executed a Letter of Intent to develop and deploy a world-first digital underwriting solution utilising AHI’s revolutionary smartphone-based biometric health risk assessment. The intent of the relationship is to create a series of innovative insurance offerings by leveraging AHI’s technology with SCOR’s wealth of Reinsurance knowledge to service the global retail insurance market. Partnering with Unisure and SCOR presents a unique opportunity that will utilise the proprietary AHI digital blood biomarkers and phenotypical data combined with insurers’ rich actuarial and underwriting data to develop and design new digital underwriting solutions.

The collaboration will result in SCOR and Unisure deploying AHI’s technology to digitally assess the health risk across a minimum of 5,000 individuals as part of a health screening for insurance requirements.

The intention is that this will be the first in a series of AHI’s insurance market product developments to digitise risk underwriting, which can be used to augment traditional blood pathology underwriting over time. The breadth of AHI’s 61 health outputs, resulting in 41 biometric captures across five major health and disease risk categories – cardio-respiratory, body composition, estimated blood biomarkers, metabolic health and mental health offers comprehensive insights for morbidity and mortality risk highly relevant to health and life policy pricing. AHI is in a distinctive position to work alongside insurers to cost-effectively unlock the large, unpenetrated, and un-serviced middle market where traditional medical underwriting is now deemed too slow and expensive.

Dylan Garnett, Chief Innovation Officer at AHI, said:

“With more than two decades of experience in the insurance industry, I’ve witnessed its evolution, particularly the growing need for digital transformation in insurance underwriting. This transition is to deliver a more cost-effective and precise approach to assessing the appropriate coverage for individuals. Unisure is an ideal collaborator for the initial implementation of the BHA underwriting solution. We will launch the program involving a minimum of 5,000 participants, which will be crucial learnings in providing us with feedback and helping us shape the perfect product offering for the market. We value these participants immensely, as they represent a manageable segment for our solution’s iterative development and refining.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Announcement September 20, 2023

AHI and SCOR, as partners, align perfectly with our philosophy and demonstrate a robust commitment to their clients. SCOR is a particularly suitable partner for AHI due to their client-centric approach. They customise their reinsurance solutions to meet their client’s individual needs and risk profiles. SCOR’s experienced underwriters and risk analysts work in close collaboration with clients to create comprehensive yet cost-effective risk strategies. This shared philosophy will be instrumental in our success as we move forward.”

Vlado Bosanac, AHI Founder and Head of Strategy, said:

“This Letter of Intent (LOI) brings a significant partnership to AHI with SCOR and Unisure Group. The collaboration signifies a major milestone in our journey to demonstrate to the insurance industry the powerful data AHI delivers to assist the industry in better understanding their policyholders, their health and the appropriate coverage they need. By leveraging AHI’s innovative technology with the industry knowledge brought by SCOR and Unisure’s expertise, we are poised to create a world-first on-device biometric digital underwriting solution. This partnership enhances our industry understanding of digital insurance tools and positions AHI at the forefront of the digital insurance revolution, unlocking cost-effective solutions for the unpenetrated middle market.”

AHI anticipates that revenue generation through this agreement will commence upon the initial deployment of the solution. The Company will continuously update our shareholders regarding the progress leading up to and including the commercial launch.

This announcement has been approved by the Chairman and CEO of Advanced Health Intelligence Ltd.

For more information, contact:

Dylan Garnett Chief Innovation Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

About Unisure Group

Unisure is an international health and life insurance solutions provider with offices on four continents. They provide SMEs with Group Life and Disability and Group Business Protection insurance solutions, as well as personalised solutions for employers who have employees that travel across borders. Unisure also provides individuals with a range of international life insurance solutions. They have their own medical clinics in Zambia and offer International Private Medical Insurance solutions globally. They distribute their solutions through intermediaries, insurance brokers and financial advisers.

Unisure’s vision is to be a loved and trusted global insurance provider, protecting one million families every year through dynamic, equitable, and fully portable insurance solutions.

For more information, visit www.unisuregroup.com and www.linkedin.com/company/unisuregroup/.

About SCOR

SCOR, a leading global reinsurer, offers its clients a diversified and innovative range of reinsurance and insurance solutions and services to control and manage risk. Applying “The Art & Science of Risk”, SCOR uses its industry-recognized expertise and cutting-edge financial solutions to serve its clients and contribute to the welfare and resilience of society. SCOR offers its clients a Tier 1 reinsurer rating from Standard & Poor’s, AM Best, Moody’s and Fitch. The Group generated premiums of EUR 19.7 billion in 2022 and serves clients in more than 160 countries from its 35 offices worldwide. For more information, visit: www.scor.com.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Announcement September 20, 2023

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (‘AHI’) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies worldwide via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world’s first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit:  www.ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

3